FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of February, 2004

Commission File Number: 001-10220

REPSOL YPF, S.A.

(Exact name of registrant as specified in its charter)

Paseo de la Castellana, 278
28046 Madrid, Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	☐	No	☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

REPSOL YPF, S.A.

Item

1.	Press Release dated, February 24, 2003, titled, “Repsol YPF Posts More Than Eu2,000 Million In Net Income.”

2.	Official Notice regarding Pemex International España S.A. serving as a member of Repsol YPF’s Board of Directors, Delegate Commission and the Strategy, Investment and Competition Committee.

ITEM 1

PRESS RELEASE

Corporate Direction External Relations	Paseo de la Castellana, 278-280 28046 Madrid Spain	Tel. 91 348 81 00 91 348 80 00 Fax 91 314 28 21 91 348 94 94 www.repsolypf.com

Number of pages: 6

Madrid, 24 February 2004

PREVIEW OF INCOME STATEMENT, JANUARY – DECEMBER 2003

RECORD OIL AND GAS PRODUCTION

REPSOL YPF POSTS MORE THAN Eu2,000 MILLION IN NET INCOME

•                    Operating Income rises 16% in euros (39% in dollars)

•                    Adjusted net income in euros up 18% (41% in dollars)

•                    Production 13% higher in the year: 1,132,500 barrels of oil equivalent per day (boepd)

•                    Net debt slashed 32%, and financial costs 49%

Repsol YPF net reported income in 2003 rose 3.5% year-on-year to Eu2,020 million.  Production reached a record high, income increased in all business areas and successfully passed the targets set for the year.  This enhanced performance is of special significance, in that there were two negative effects: a 61.6% rise in the corporate tax rate, and the impact on financial statements of the dollar depreciation against the euro, suffered by all European oil companies.  Expressed in dollars, Repsol YPF net income would have risen 24%.

Adjusted net income before extraordinary and non-recurring items and goodwill amortisation was Eu2,676 million, rising 18% year-on-year.  Operating income, at Eu3,860 million, was 16.2% higher.   A cash flow of Eu4,477 million was posted.

Repsol YPF’s good results in 2003 were achieved in the context of a weak dollar, and a rise in benchmark oil prices as a result of instability in the Middle East, restrictions in the OPEC production, and higher demand which pushed up the Brent realisation price to an average $28.83 per barrel in comparison with $25.02 per barrel in 2002.  In euros, the price actually fell 3.7%, from Eu26.50 per barrel to Eu25.52 per barrel.

Refining & Marketing margins improved overall, and the average margins for Chemicals were at a lower than mid-cycle level, if better than the year before.  Gas & Power results continued to be negatively affected in the year-on-year comparison by the sale of a share package in Gas Natural SDG in May 2002.

The economic situation in Argentina showed recovery in the year, with sustained growth in activity and a stable currency exchange and price environment.

Reduction of 32% in debt and 49% in financial costs

At the close of 2003, Repsol YPF net financial debt was Eu5,047 million, equivalent to a 32.4% cutback on the year before.  The debt ratio continued to fall, reaching 21.9% in comparison to 29.2% in 2002 and 42.9% in 2001.

The considerable reduction in debt over recent years is the result of the Company’s ability to generate a large cash flow, and a selective investment and divestment policy.  The Eu2,425 million cutback in debt during 2003, in which the euro apreciation against the dollar had a positive effect, is of special significance in that it was compatible with a 43.5% rise in investments.

Mainly as a result of this lower debt level, the Repsol YPF debt cost also shrank considerably.  Financial costs dropped 49.1% year-on-year, to Eu400 million.

As part of the conservative financial policy set in place by the Company, debt maturities have been pre-financed up to the end of 2005, maintaining a high liquidity level, at Eu5,776 million at the end of December last. The ratio of cash flow to net debt (leverage) went from 64.6% in December 2002 to 88.7% at the close of 2003.

Investments in 2003 were Eu3,837 million as against Eu2,673 million the year before.  The greater part of this sum was spent on exercising the purchase option on 20% of Trinidad & Tobago reserves, and the acquisition of a 25% stake in Quiamare la Ceiba, Venezuela.  Divestments were practically irrelevant, amounting to Eu228 million.

Exploration & Production:  31.8% higher income and record production

The Exploration & Production area posted Eu2,352 million in operating income last year, showing a 31.8% rise on the 2002 equivalent of Eu1,785 million.

The notable increase in operating income last year, despite the negative effect of a weak dollar, was basically driven by production growth.  Additional causes were the high realisation price of gas from Trinidad & Tobago, the higher margin obtained from marketing this gas in the US, and a higher average gas price in Argentina.

Average production for the year reached a record high of 1,132,500 barrels of oil equivalent per day (boepd), 13.2% higher than in 2002.

Decisive to this record performance was a 30% rise in gas production from Trinidad & Tobago where throughput reached 98,700 boepd with the three LNG trains in operation.  Liquids production grew 1.7%, with an average 10,200 barrels per day.

These higher prices, which had the immediate effect of raising the average Repsol YPF liquids realisation price to $25.52 (Eu22.58) per barrel compared to $20.69 (Eu22.02) per barrel in 2002, were greatly affected by the euro/dollar exchange rate.  The average gas selling price was

$1.07 per thousand standard cubic feet, showing a rise of 35% on 2002 levels in dollars, and 13% in euros.

Net proved oil and gas reserves at 31 December 2003 were 3.3% up year-on-year, at 5,433 million boe, and comprised 1,882 million barrels (34.6%) of liquids, and the remainder (19.9Tcf) of gas.  The reserves’ replacement rate for 2003 was 143%, after incorporating to the 413 Mboe of reserves produced during the year, a further 585 Mboe in new reserves.

2003 investments in Exploration & Production were 100.6% higher than in 2002, reaching 2,168 million.  This figure includes payment of the Trinidad & Tobago purchase option.  Investments in development represented 39% of the total and were spent mainly in Argentina (64%), Trinidad & Tobago (13%), Bolivia (7%), Ecuador (5%), Libya (3%) and Venezuela (3%).

Refining & Marketing: income rises 40% and sales 7%

At Eu1,196 million, operating income from Refining & Marketing activities in 2003 rose 40% in comparison with the Eu854 million posted in 2002. This increase, despite the negative effect of dollar depreciation, is mainly attributable to higher international refining margins, the recovery in the Argentinean economic scenario, and a 7% rise in oil product sales, which surpassed 53 million tons.

The distillation level was 4.9% higher than the year before, and the Company’s refining margin indicators were also up $1.64 per barrel.  Unitary marketing margins in Spain were similar to those for 2002, whereas margins in Argentina improved considerably under the effect of the peso appreciation against the dollar, and cost savings set in place during 2003.  Overall oil product sales increased 4% in Spain, 3% in Argentina, and over 26% in the other countries.

Light product sales in Spain rose 3.4%, and fuel sales at service stations were 3% higher despite a drop in the number of sales outlets, reflecting higher efficiency in the Repsol YPF service station network.

There was also 8.6% growth in direct gas oil sales in Spain, as well as an increase in non-oil activities at our own service station network, and in the number of customers with loyalty-building professional and private payment cards.

LPG sales in Europe fell 2% because of competition from other energy sources and mild weather during the year.  In Latin America there was a 0.8% drop because of lower demand in Argentina and mild winter in the Southern Cone, among other factors.

Refining & Marketing investments in 2003 were Eu663 million, up 13.5% year-on-year.  Most of this expenditure was allotted to current refining projects, including the mild hydrocracker at Puertollano, an FCC hydro-treatment unit for the La Coruña refinery, a vacuum unit and a visbreaking unit in La Pampilla, revamping of the service station network, and the development of several commercial LPG products in Spain and Latin America.

Most of the investments in Spain were spent on developing an ambitious program to adapt the production system to the new European Union quality specifications due to como into effect from 2005 onwards.

Chemicals: 60% operating income growth and record sales

In Chemicals, 2003 operating income surged 59.8% year-on-year reaching Eu155 million, boosted by higher international margins in basic petrochemicals and Latin American derivatives (urea and methanol) as well as sales growth.

Average international margins in 2003, slightly higher than in the previous year, could be defined as mid-low cycle.    In comparison with 2002, the improvement in urea and methanol margins was driven by higher natural gas prices in the U.S. and the positive trend in base chemical margins in the first half of the year.

At 4.0 million tons, 2003 international sales reached a record high, climbing 13.6% against the previous year, with a notable increase in methanol and urea sales.

Investments in the Chemical division in 2003 fell 9% versus 2002, reaching Eu81 million, with most of this amount spent in upgrading existing units.

Gas & Power: 13% sales growth

2003 operating income in the Repsol YPF Gas & Power area was Eu212 million versus Eu633 million in the previous year.  These two aggregates, however, are not comparable since 2002 results up to May included 100% of Gas Natural SDG operating income.  This cutback was also attributable to the partial de-consolidation of Enagas in Gas Natural SDG since July 2002, the changes introduced in the remuneration regime for this business area in Spain in February 2002, and the reclassification of results from several affiliates.

Activities in this area in 2003 reflected sustained growth in natural gas sales which rose 12.9% on the year reaching 30.34 bcm.  The customer base in this period increased by 625,000.

Investments in Gas & Power in 2003 were Eu511 million, 26.4% lower year-on-year, mainly because of the previously mentioned changes in the consolidation method, the effect of which was partly offset by the aforementioned acquisition of shares in the company, raising the total stake to 27.147% at 31 December 2003.

REPSOL YPF SUMMARISED INCOME STATEMENT

(Million euros)

(Unaudited figures)

	January - December		% Variation
	2002	2003
Operating revenues	36,490	37,206	2.0
Operating income	3,323	3,860	16.2
Financial results	(786)	(400)	(49.1)
Income from unconsolidated affiliates	(35)	146	—
Goodwill amortization	(300)	(174)	(42.0)
Extraordinary items	648	(154)	(123.8)
Income before taxes and minorities	2,850	3,278	15.0
Taxes	(564)	(1,048)	85.8
Income after taxes and before minorities	2,286	2,230	(2.5)
Minority interests	(334)	(210)	(37.1)
Net Income	1,952	2,020	3.5
Adjusted net income (1)	2,269	2,676	17.9
Net Cash-flow after taxes	4,823	4,477	(7.2)

For a correct interpretation of these results, it is necessary to take into account the change in the consolidation criteria for Gas Natural sdg, previously consolidated on group accounts and carried by proportional integration method since May 2002.

(1) Adjusted net income: net income after taxes, before extraordinary and non-recurring items, and goodwill amortization.

BREAKDOWN OF REPSOL YPF OPERATING INCOME BY BUSINESS AREAS
(Million euros)
(Unaudited figures)

	January - December		% Variation
	2002	2003
Exploration & Production	1,785	2,352	31.8
Refining & Marketing	854	1,196	40.0
Chemicals	97	155	59.8
Gas & Power	633	212	(66.5)
Corporate and others	(46)	(55)	19.6
TOTAL	3,323	3,860	16.2

OPERATING HIGHLIGHTS

	January - December		% Variation
	2002	2003
Oil and gas production (Thousand boepd)	1,000,3	1,132,5	13.2
Oil product sales (Thousand tons)	50,091	53,577	7.0
Petrochemical product sales (Thousand tons)	3,526	4,006	13.6
Natural gas activity sales Billion cubic metres (bcm)	26.87	30.34	12.9
LPG sales (Thousand tons)	3,237	3,193	(1.4)

COMPARATIVE BALANCE SHEET
(Million euros)
(Unaudited figures)

	DECEMBER 2002	DECEMBER 2003
Net fixed assets	26,637	25,531
Long term financial assets	335	498
Cash and current investments	4,465	5,278
Other current assets	6,627	6,726
TOTAL ASSETS	38,064	38,033
Shareholders’ equity	13,586	13,632
Provisions	1,165	1,454
Minority interests	4,223	4,054
Non interest bearing liabilities	1,882	2,254
Long term financial debt	8,273	6,454
Short term financial debt	3,999	4,369
Other current liabilities	4,936	5,816
TOTAL EQUITY AND LIABILITIES	38,064	38,033

ITEM 2

OFFICIAL NOTICE

Pemex Internacional España, S.A. has duly informed Repsol YPF, S.A. , of its acceptance, ratified before public notary, to serve as a Member of the latter’s Board of Directors, Delegate Commission and the Strategy, Investment and Competition Committee, to which the former company was appointed at a Meeting of the Repsol YPF Board of Directors held on 26 January last.

The appointment of PEMEX Internacional España, S.A. has been made to cover a vacancy following the resignation of PMI HOLDINGS, B.V. as Board Member of the company Repsol YPF, S.A.

Pemex Internacional España, S.A. has the status of Domanial External Director, as stipulated in the Repsol YPF, S.A. Board of Directors’ Regulations, and replaces PMI HOLDINGS, B.V. by reason of internal structural measures adopted by the PEMEX Group, retaining the same physical person, Mr. Raúl Muñoz Leos, as its representative.

Madrid,  February 25th 2004

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

REPSOL YPF, S.A.

Date:	February 26, 2004	By:	/s/ Luis Mañas
			Name:	Luis Mañas
			Title:	Chief Financial Officer